JPMORGAN TRUST IV

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

June 4, 2020

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust IV (the “Trust”); File Nos. 333-208312; 811-23117 –

Post-Effective Amendment No. 106

Dear Ms. White:

This letter is in response to the comments you provided in connection with the Post-Effective Amendment No. 106 to the registration statement on Form N-1A (the “Registration Statement”) of the Trust, which was filed pursuant to Rule 485(a) under the Securities Act of 1933 on April 1, 2020 with respect to the JPMorgan SmartSpending 2020 Fund (the “Fund”), a series of the Trust. Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933. Capitalized terms used but not defined in this letter have the meaning given to them in the Registration Statement.

PROSPECTUS COMMENTS

1.	Comment: Please update the series and class information on EDGAR with the Fund’s ticker symbols.

Response: The update will be made prior to the public offering of the Fund.

2.	Comment: Please provide the completed fee table and expense example tables to the Staff of the Securities and Exchange Commission (the “SEC”) prior to the effective date of the Registration Statement.

Response: The completed fee table and expense example tables will be provided to the SEC Staff prior to the effective date of the Registration Statement.

3.	Comment: Please confirm that no recoupment is permitted under the Fund’s fee waiver agreement

Response: The Trust hereby confirms that, under the terms of the expense limitation agreement for the Fund, the service providers do not have the ability to recoup waivers and/or expense reimbursements made pursuant to and in accordance with such agreement.

4.	Comment: Given the recent spread of COVID-19, please consider adding language related to infectious diseases.

Response: The Fund’s summary prospectuses, prospectuses and Statement of Additional Information will be amended to add disclosure related to COVID-19.

5.	Comment: Please supplementally describe why the Fund is named the “JPMorgan SmartSpending 2020 Fund” instead of the “JPMorgan SmartSpending 2055 Fund.”

Response: “2020” in the Fund’s name corresponds to approximate year in which an investor in the Fund is expected to retire. The Fund believes that including the retirement year in the Fund’s name (as opposed to the Fund’s maturity date) makes it more intuitive for investors to choose the appropriate SmartSpending Fund (i.e., similar to a series of target date funds, there may be multiple SmartSpending Funds launched in five year increments to correspond to a retirement date). The Fund’s prospectuses currently state that the Fund is “intended for investors in retirement who intend to spend down their holdings in the Fund.” To further clarify, the Fund will modify this disclosure to note that the Fund is “intended for investors who retired on or around the year 2020 and intend to spend down their holdings in the Fund.”

6.

Comment: Please consider revising the “What are the Fund’s main investment strategies?” section to include more information on the investment strategy of the Fund. In addition, please consider revising the description of the sample spend down amount so that it is a more concise summary.

Response: The Trust respectfully submits that the disclosure is sufficient as drafted.

With respect to the investment strategy, the Trust believes that the “What are the Fund’s main investment strategies?” section provides a summary of “how the Fund intends to achieve its investment objective by identifying the Fund’s principal investment strategies (including the type or types of securities in which the fund invests or will invest principally)” as required by Item 4 of Form N-1A. In particular, the “What are the Fund’s main investment strategies?” section states:

The Fund will invest in J.P. Morgan Funds and directly in securities and other financial instruments according to an investment strategy that seeks to achieve a level of total return that supports shareholders systematically redeeming, or spending down, a portion of their investment in the Fund each year until December 31, 2055 (the Fund’s maturity date).

In addition, the same section includes the asset classes to which the Fund will gain exposure, the percentage allocation ranges to each asset class, and how the Adviser determines what it believes to be the proper allocation among asset classes to achieve the Fund’s investment objective. That same section also includes a list of investments the Fund will use to gain such exposure (e.g., through investments in underlying funds and/or direct investments in securities).

With respect to the description of the sample spend down amount, the Trust respectfully declines to modify the disclosure. The Trust believes that the summary prospectus should have fulsome disclosure that describes the sample spend down amount, how the sample spend down amount relates to the investment objective and the limitations of the sample spend down amount. The Trust believes the current disclosure achieves those goals and is appropriate as drafted.

7.

Comment: The prospectus states that various factors are considered in producing the sample spend down amount and risk and return targets, including the spending behavior of retirees in the market. Please explain supplementally how the Adviser obtains this spending data and whether such information is appropriate given the Fund is publicly available for purchase by a broad range of individuals with different financial situations.

Response: The Adviser uses proprietary spending data as well as publicly available information to help produce the sample spend down amount. The Adviser acknowledges that a wide range of individuals with different financial situations may invest in the Fund and believes that the information it uses to help produce the sample spend down amount is appropriate. The Trust respectfully notes that the sample spend down amount, as noted in the prospectus, is not tailored towards a shareholder’s specific circumstances. Rather, it is provided for the purpose of outlining a possible course of action that an investor may wish to consider but, as noted in the prospectus, “each investor should make an independent decision regarding how to proceed based on the investor’s own independent analysis, taking into account whatever independent advice from the investor’s professional adviser or other third parties that the investor may regard as necessary or appropriate to obtain.” The Adviser believes that the proprietary data it uses to produce the sample spend down amount to help accomplish this goal is appropriate.

8.	Comment: With respect to the Fund’s fixed income investments, please identify whether the Fund employs any maturity or duration strategies as a principal strategy of the Fund.

Response: The Fund has flexibility to invest in fixed income investments and is not required to buy securities of a specific duration or maturity. However, as noted in the prospectus, the Fund has the ability to use derivatives to manage duration.

9.

Comment: The prospectus indicates that the Fund may engage in short sales as a principal investment strategy. Please include a separate line item in the fee table for dividend expense related to short sales or explain why there is no such line item.

Response: The Fund does not currently intend to engage in short sale transactions directly as a main strategy, although it may do so in the future. As such, the fee table does not currently include a separate line item for dividend expenses on securities sold short. Please note that the underlying funds may engage in short sales as a main strategy and the Acquired Fund Fees and Expenses line item would include dividend expenses related to short sales by the underlying funds.

10.

Comment: The Staff notes that an “Industry and Sector Focus Risk” is included. If the Fund is concentrated in a specific industry or sector as of the date of the prospectus, please note this fact in the principal investment strategies section.

Response: The Fund does not have a current intention to consistently concentrate in a specific industry or sector. To the extent this changes, the Fund will revise the disclosure as it deems appropriate.

11.

Comment: Please confirm whether the Fund will invest in so-called “covenant lite” loans. If the Fund plans to invest in covenant lite loans, please consider adding specific disclosure describing such loans.

Response: The Fund has no current intention to invest directly in covenant lite loans. To the extent this changes, the Fund will revise the disclosure as it deems appropriate. Please note that the underlying funds in which the Fund may invest are permitted to invest in covenant lite loans, and that the Trust believes its prospectus disclosure is sufficient as drafted to describe the material risks associated with its investments.

12.

Comment: The summary prospectus contains risk disclosure concerning emerging market investments. Please include a reference to investment in emerging markets in the “What are the Fund’s main investment strategies?” section and please include disclosure on how emerging markets are defined.

Response: The disclosure will be revised as requested.

13.

Comment: The prospectus states that the Fund may invest in Loans. Please also include disclosure in the prospectus as to how the Fund satisfies short-term liquidity needs in light of the extended settlement period of loans.

Response: The Fund does not currently intend to invest directly in Loans as a main strategy, although it may do so in the future. The Fund’s prospectus currently includes disclosure concerning satisfying short-term liquidity needs under “Additional Information Regarding Redemptions.” The current disclosure provides as follows:

Generally, all redemptions will be for cash. The J.P. Morgan Funds typically expect to satisfy redemption requests by selling portfolio assets or by using holdings of cash or cash equivalents. On a less regular basis, the Funds may also satisfy redemption requests by borrowing from another Fund, by drawing on a line of credit from a bank, or using other short-term borrowings from its custodian. These methods may be used during both normal and stressed market conditions. In addition to paying redemption proceeds in cash, if you redeem shares worth $250,000 or more, the J.P. Morgan Funds reserve the right to pay part or all of your redemption proceeds in readily marketable securities instead of cash.

Please note that the underlying funds in which the Fund may invest are permitted to invest in Loans, and that the Fund believes its prospectus disclosure is sufficient as drafted to describe the material risks associated with its investments.

14.	Comment: Please confirm whether the Fund will invest in contingent convertible securities (“CoCos”). If the Fund will invest in CoCos, please include specific risk disclosure.

Response: The Fund has no current intention of investing directly in CoCos. To the extent this changes, the Fund will revise the disclosure as it deems appropriate. Please note that certain of the underlying funds in which the Fund may invest are permitted to invest in CoCos, and that the Trust believes its prospectus disclosure is sufficient as drafted to describe the material risks associated with its investments.

15.	Comment: For each portfolio manager of the Fund, please include the year in which each he or she began managing the Fund.

Response: The disclosure will be revised as requested.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”) COMMENTS

16.

Comment: The disclosure in the “Investment Policies” section states that the Fund’s “fundamental investment policy regarding industry concentration does not apply to securities issued by other investment companies...” The Staff notes that each Fund should look through an investment in an affiliated investment company and should consider, to the extent feasible, an investment in an unaffiliated investment company for purposes of calculating the Fund’s industry concentration levels. The Staff also cites Section 48(a) of the Investment Company Act of 1940 (the “1940 Act”), which makes unlawful anything done under the 1940 Act indirectly that would be unlawful if done directly.

Response: The Trust believes that the Fund’s current policy on concentration, as disclosed in the SAI, complies with applicable legal requirements, including applicable SEC Staff guidance. The policy sets meaningful, objective limits on the freedom of each Fund to concentrate its assets in any particular industry. The Fund is not aware of a requirement to “look through” underlying investment companies in which the Fund invests for purposes of administering its concentration policy. To the extent that the Fund determines that its investment in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Fund will review its current disclosure and consider whether any enhancements would be appropriate. As the Trust believes that the current policy on concentration complies with applicable legal requirements, the Trust does not believe it is in violation of Section 48(a) of the 1940 Act.

17.	Comment: The SAI contains risk disclosure relating to the upcoming discontinuation of London Inter-bank Offered Rate (“LIBOR”). Please consider including such disclosure in the Fund’s prospectus.

Response: The Trust believes that the placement of the LIBOR disclosure is properly included in the SAI.

*     *     *     *

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0919.

Sincerely,

/s/ Carmine Lekstutis
Carmine Lekstutis
Assistant Secretary